Exhibit 21 - Subsidiaries of the Small Business Issuer

Subsidiary Name	State or Other Jurisdiction of Incorporation	Names under which subsidiary will do business
RNC (Colombia) Limited	Belize	RNC (Colombia) Limited
Gavilan Minerales S.A.	Colombia	Gavilan Minerales S.A.